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August 12, 2008
VIA EDGAR AND FACSIMILE NO. (202) 772-9203
Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street
Mail Stop 3561
Washington, D.C. 20549-3628

Re:	Five Star Products, Inc.
Schedule 13E-3
File No. 005-60527
Filed July 24, 2008

Schedule 13E-3
File No. 005-60527
Filed July 24, 2008
Filed by NPDV Acquisition Corp. and National Patent Development Corporation

Schedule TO
File No. 000-60527 Filed July 24, 2008
Filed by NPDV Acquisition Corp. and National Patent
Development Corporation

Schedule 14D-9

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

File No. 000-60527
Filed July 24, 2008
Filed by Five Star Products, Inc.
Dear Mr. Duchovny:
     We are counsel to National Patent Development Corporation (“National Patent”) and its wholly-owned subsidiary, NPDV Acquisition Corp. (“NPDV”), each of which is a Delaware corporation. We refer to National Patent and NPDV herein together as the “Offerors”.
     We have received and reviewed the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 31, 2008 (the “Comment Letter”) on the above-referenced Schedule 13E-3 filed by Five Star Products, Inc. (“Five Star”) with the Commission on July 24, 2008 (the “Schedule 13E-3”), Schedule TO and Schedule 13E-3 filed by National Patent with the Commission on July 24, 2008 (the “Schedule TO”) and the Schedule 14D-9 filed by Five Star Products, Inc. with the Commission on July 24, 2008 (the “Schedule 14D-9”). We are furnishing the following responses to the Staff’s comments on the Schedule TO on behalf of the Offerors and on the Schedule 13E-3 and Schedule 14D-9 on behalf of Five Star.
     Where indicated below, the Offerors will include changes to the disclosure in Amendment No. 1 to the Schedule TO and Five Star will include changes to the disclosure in Amendment No. 1 to the Schedule 13E-3 and Amendment No. 1 to the Schedule 14D-9, each of which will be filed simultaneously with this response letter via EDGAR. The Offerors’ and Five Star’s responses to the Staff’s comments are set forth below:
Schedule 13E-3 filed by Five Star Products
1.	Please refile the report of Burnham as an exhibit to include all appendices. See Item 1016(c) of Regulation M-A.
     Response: As requested, the report of Burnham has been refiled as an exhibit to Amendment No. 1 to the Schedule 13E-3 with all appendices.
Schedule 13E-3 and Schedule TO filed by NPDV Acquisition and National Patent
2.	We note that National Patent has several large security holders. Please tell us how you have complied with instruction C to each Schedules 13E-3 and TO with respect to the persons controlling National Patent.

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

     As noted in Comment 2, and as evidenced in the Proxy Statement filed by National Patent on April 29, 2008 and in Schedules 13D and 13G filed by various investors to report their ownership interests in the securities of National Patent, National Patent has several large security holders. Disclosure regarding those large security holders who are also executive officers and directors of National Patent has been included in the Schedule TO, as appropriate. Based on its analysis of the requirements of Instruction C to Schedules 13E-3 and TO (“Instruction C”), the Company has determined that the other large security holders, namely Bedford Oak Advisors, LLC, Gabelli Asset Management, Inc., Goldman Capital Management, Inc., Carl E. Warden, Advisory Research, Inc., Chai Trust Company, LLC and Dimensional Fund Advisors LP (for purposes of this response, the “Investors”), are not in a position of control with respect to National Patent, and as such, no additional disclosure regarding the Investors is required under Instruction C.
Offer to Purchase
Questions and Answers, page iv
3.	We note your disclosure here and elsewhere in the offer document that the filing persons determined that the offer and merger are “fair to and in the best interests of Five Star and the stockholders of Five Star (other than National Patent and its subsidiaries in their capacities as stockholders).” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.
     Response: As requested, the Offerors have revised the Offer to Purchase where necessary to consistently state that the filing persons have determined that the going private transaction is substantively and procedurally fair to unaffiliated security holders.
Special Factors, page 3
4.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the offer document following the Summary Term Sheet. See Rule 13e-3(e)(l)(ii). Please relocate the section “Introduction.”
     Response: As requested, the Offerors have revised the Offer to Purchase such that the information required by Items 7, 8 and 9 of Schedule 13E-3 appears in the “Special Factors” section at the beginning of the Amendment to the Offer to Purchase and the “Special

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

Factors” section immediately follows the Summary Term Sheet and immediately precedes “Introduction” section.
Background of the Offer, page 6
5.	Please describe the duties of the special committee, the scope of its authority, the names of its members, any compensation paid for service on the committee, and the period during which it served. Please note that comments that apply to disclosure appearing in both the offer document and Five Star’s recommendation document, and the revisions requested, apply to both documents.
     Response: As requested, the section of the Offer to Purchase entitled “Background of the Offer” has been revised to include the following disclosure in the first and second paragraphs, respectively:
     “On July 30, 2007 the Board of Directors of National Patent formed a special committee to consider a possible tax-free stock for stock merger pursuant to which Five Star would become a wholly-owned subsidiary of National Patent. The Board of Directors authorized the special committee to engage counsel, investment bankers and such other professional advisors and to take such other actions as the committee might deem necessary or desirable to assist it in reviewing a possible transaction. The special committee of National Patent served from July 30, 2007 through November 2, 2007 and was comprised of Lawrence G. Schafran and Talton R. Embry. The members of the special committee of National Patent were not paid for their service on such special committee.”
     “On August 8, 2007 the Board of Directors of Five Star formed a Special Committee to consider the above transaction and authorized the Special Committee to engage counsel, investment bankers and such other professional advisors and to take such other actions as the Special Committee might deem necessary or desirable to assist it in reviewing a possible transaction. The Special Committee was given an indefinite period of service and was comprised of Carll Tucker, Five Star’s independent director. Mr. Tucker was paid $50,000 for his service on the Special Committee. On August 22, 2007 the National Patent special committee held an initial meeting to appoint counsel, interview bankers and consider the role, duty and fiduciary responsibility of such special committee.”
6.	Please disclose the name of the legal counsel hired by the Five Star special committee on April 23, 2008. If the legal counsel was the same as for the bidders, so state and disclose prominently the potential conflicts of interest that may result

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

from common representation as well as the consideration given to this issue by both the Five Star special committee and the Five Star board of directors. Finally, disclose in this section which meetings were attended by counsel.
     Response: As requested, the section of the Offer to Purchase entitled “Background of the Offer” has been revised to disclose that (i) the Special Committee retained Duane Morris LLP as counsel and (ii) a representative of Duane Morris LLP attended each meeting of the Special Committee. Duane Morris LLP has not acted as counsel to the Offerors in connection with the Offer and Merger.
7.	Please disclose why discussions regarding the tender offer were suspended between May 13 and June 16, 2008.
     Response: As requested, the sixth paragraph of the section of the Offer to Purchase entitled “Background of the Offer” has been revised to disclose as follows:
     “On May 9, 2008, the Board of Directors of National Patent and the Five Star Special Committee and Board tentatively called meetings for May 15 and 16 to consider the potential cash tender offer and merger. On May 13, 2008, based upon the fact that Five Star’s net income since the Board’s April 10, 2008 authorization to explore the cash tender offer and merger transaction trended below the same period in 2007, and the substantial decline in the market price of the Five Star common stock during the same period, management of National Patent recommended to the Board of Directors of National Patent that it suspend discussions related to the tender offer to give the Board an opportunity to analyze the trends in Five Star financial performance in light of market conditions and the decline in the market price for Five Star common stock. The Board of Directors of National Patent accepted management’s recommendation and requested that management suspend discussions with the Five Star Special Committee. On June 16, 2008, the Board of Directors of National Patent reviewed Five Star’s financial performance for May 2008, which demonstrated a continuing trend of net income at levels below the same period in 2007, as well as a decrease in sales for the month of May 2008 as compared to May 2007, and the continued trading of Five Star common stock substantially consistent with market trend existing on April 10, 2008. The National Patent Board of Directors then authorized management to continue negotiations with the Special Committee on the cash tender offer and merger transaction in light of this additional information.”

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

8.	Please disclose in this section whether the special committee attempted to obtain a higher offer price from the bidders.
     Response: The Offerors have revised the seventh paragraph of the section entitled “Background of the Offer” in the Offer to Purchase to state the following:
     “The Special Committee did not attempt to obtain a higher offer price from National Patent.”
9.	Please clarify the nature of the “certain provisions” of the tender agreement discussed by the special committee on June 19, 2008. Also, please explain why the special committee determined that requesting a “majority of the minority” approval provision would not be in the best interests of the company’s security holders.
     Response: In response to the above comment of the Staff, the Offerors have revised the seventh paragraph of the section entitled “Background of the Offer” in the Offer to Purchase to state the following:
     “On June 19, 2008 the Special Committee met to review the draft Tender Offer Agreement and discuss certain provisions thereof with counsel, including the top-up option, the timing of the conversion of the Extended JL Note, and provisions relating to the cancellation of outstanding stock options and unvested shares of restricted stock. The Special Committee also discussed with counsel whether to request that National Patent add a “majority of the minority” approval provision in the Tender Offer Agreement, and determined that it would not be in the best interests of the Five Star unaffiliated stockholders to make such a request. The Special Committee made this determination based on its view that substantially all Five Star unaffiliated stockholders who would otherwise vote in favor of the Merger (if a vote were required) would tender their Shares in the Offer. Therefore, the unaffiliated stockholders that would remain after the Offer would consist largely of stockholders who would either vote against the Merger or not vote at all, so a “majority of the minority” approval provision in the Tender Offer Agreement would likely result in the Tender Offer Agreement not receiving the required approval, which would deprive the non-voting unaffiliated stockholders of consideration which the Special Committee has determined is fair and in their best interests. In making its determination, the Special Committee also took into account that since many of Five Star’s stockholders own less than 1,000 Shares, there was likely to be a relatively large number of stockholders who neither tendered in the Offer nor voted on the Merger (if a vote were required) because of their limited economic interest in Five Star. Finally, the Special Committee considered that any unaffiliated

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

stockholder opposed to the Merger would be able to exercise appraisal rights. The Special Committee then directed that counsel submit comments on the Agreement to representatives of National Patent. The Special Committee did not attempt to obtain a higher offer price from National Patent. Burnham Securities Inc. was also present for a portion of the meeting at which time its representatives reviewed with the Committee a draft fairness opinion. While the Special Committee and its counsel had had prior informal discussions with Burnham Securities Inc. about the fairness opinion, this was the initial formal presentation made by Burnham Securities Inc. to the Special Committee about the opinion.”
10.	We note that Burnham reviewed a draft of a fairness opinion on June 19, 2008. Please clarify whether Burnham had, to that date, made any presentations to the Five Star special committee.
     Response: Please see the revised seventh paragraph of the section entitled “Background of the Offer” in the Offer to Purchase disclosed in the response to comment 9 above.
11.	Please describe, in an appropriate location, the methodology presented by Mr. Sobotko on June 20, 2008 with respect to the determination of consideration to be paid to Five Star officers and directors in connection with the cancellation of previously-existing agreements.
Response: In response to the above comment of the Staff, the Offerors have revised the language in Schedule C of the Offer to Purchase by adding the following disclosure in the third paragraph of the section entitled “Agreements With Bruce Sherman, Ronald Kampner, Charles Dawson, Joseph Leven and Ira Sobotko Regarding Options; Agreement With John C. Belknap Regarding Unvested Restricted Stock”:
     “The value of the consideration paid pursuant to the letter agreements discussed above was determined using the following methodologies: With respect to the stock option agreements, a current value was determined based upon a Black Scholes calculation and discounted by 50% for vesting risk. The use of the Black Scholes valuation model for the stock options is consistent with the valuation model used in Five Star’s financial statements. With respect to the restricted stock agreement, the current value of the unvested and unissued restricted stock was calculated based upon the present value of such unvested and unissued restricted stock, discounted by 50% for vesting risk.”

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

12.	Refer to the third party indication of interest received in June 2008. Please disclose the name of the third party and disclose why the indication of interest was deemed “highly tentative.”
     Response: As discussed in Appendix A hereto, the filing persons believe that disclosure of the identity of the third party is inappropriate. The unsolicited indication of interest was deemed “highly tentative” due to the fact that it was communicated in an informal meeting, was communicated orally, was contingent upon the completion of a full due diligence review and was based upon incorrect assumptions regarding the number of outstanding shares of Five Star by the third party.
     The Offerors have also inserted language at the end of the section entitled “Background of the Offer” in the Offer to Purchase in order to reflect recent events regarding the modification of certain warrants for common stock of the Offeror.
Purpose of the Offer, page 9
13.	Revise your disclosure to indicate why the filing persons are undertaking the going private transaction at this time as opposed to other times in the company’s operating history. Refer to Item 1013(c) of Regulation M-A.
     Response: In response to the above comment of the Staff, the Offerors have revised section entitled “Purpose of the Offer” in the Offer to Purchase to include the following paragraph:
     “The Offer is being made at this time after careful consideration of the past and anticipated future business and financial results of Five Star and the advantage to Five Star operating as a wholly-owned, rather than a majority-owned, subsidiary of National Patent. National Patent specifically noted that given the planned implementation of a facilities relocation plan by Five Star, Five Star’s historical results and existing debt load and the recent downturn in Five Star’s business and the tight credit environment, it may be difficult for Five Star to access necessary capital to implement the plan if it continued as a majority-owned publicly traded subsidiary of National Patent. Completing the Offer and Merger and operating as a wholly-owned privately held subsidiary of National Patent would provide Five Star with easier access to National Patent’s resources and would eliminate the expense of operating as a separate public company, all of which would aid in implementing the facilities relocation plan.”
Report of Burnham Securities, page 11
14.	Please quantify the fees paid by the Five Star independent director to Burnham, as referenced in the first paragraph of this section.

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

     Response: In response to the above comment of the Staff, the Offerors have revised the first paragraph of the section entitled “Retention of Burnham Securities Inc.” in the Offer to Purchase to state the following:
     “Burnham Securities Inc. (“Burnham”) acted as financial advisor to the Special Committee of the Board of Directors of Five Star in connection with the transaction and received a fee for its services, a substantial portion of which was contingent upon the rendering of the opinion (but not on the conclusions reached in the opinion). In the two years prior to the date hereof, Burnham has provided financial advisory services to the independent director of Five Star separate and apart from services rendered in connection with the Offer and Merger, and received a fee of $50,000 in connection with such services. Burnham may also seek to provide services to Five Star and National Patent in the future and would expect to receive fees for such services.”
15.	Please disclose the opinion given by Burnham Securities.
     Response: The Offerors have amended the Offer to Purchase to add the following to the section entitled “Report of Burnham Securities Inc. to Five Star’s Special Committee and Board of Directors; Recommendation of Five Star’s Special Committee and Board of Directors”:
     “Opinion of Burnham Securities Inc.
     Based on and subject to the factors discussed below under Report of Burnham Securities Inc. to Five Star’s Special Committee and Board of Directors, Burnham rendered its opinion to Five Star’s Special Committee and Board of Directors that the consideration to be received in the Tender Offer and Merger by the stockholders of Five Star, other than National Patent and its subsidiaries, is fair from a financial point of view to such stockholders.”
16.	Please disclose the financial projections provided to Burnham.
     Response: In response to the above comment of the Staff, the Offerors have refiled the Report of Burnham Securities Inc. as an exhibit to Amendment No. 1 to the Schedule 13E-3 with all appendices, including a supplemental appendix detailing the portions of the financial projections upon which Burnham relied in providing its analysis. The full financial projections provided to Burnham by Five Star management have been furnished to the Staff as Appendix B hereto. The Offerors believe that disclosure of the full financial projections provided to Burnham by Five Star management would be materially misleading to investors in National Patent due to the fact that, as the sole material operating subsidiary of National Patent,

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

Five Star’s financial projections may be used to make inferences with respect to the future financial performance of National Patent, the shares of which will remain publicly traded after the tender offer. Such inferences would be materially misleading when based upon financial projections which are bereft of the usual caveats, footnotes and related assumptions underlying such financial projections. It should also be noted that National Patent has not and does not intend to provide financial projections to its investors.
17.	Please revise to disclose the data underlying the results described in these analyses and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values, EBITDA, revenues, price, net income and book value information for Five Star and each comparable company that is the basis for the multiples obtained in the Selected Public Companies Analysis, (ii) the transaction date and data from each transaction (including the current transaction) that is the basis for the multiples obtained in the Transaction Premium Analysis, and (iii) the company’s projected results that were used in conducting the Discounted Cash Flows Analysis. Include also a description of how each analysis’ results compare with the per share consideration offered to the company’s security holders, In each analysis, also disclose the valuation per share obtained from each multiple, as applicable, instead of a composite valuation range for each of the Selected Public Companies and Transaction Premium analyses.
     Response: In response to the above comment of the Staff, the Offerors have revised the sections entitled “Market Approach: Selected Public Companies Analysis” and “Market Approach: Transaction Premium Analysis” in the Offer to Purchase to state as provided below. In addition, please see the response to comment 16 above and the revised section entitled “Income Approach: Discounted Cash Flow Analysis” in the Offer to Purchase provided in the response to comment 20 below.
     “Market Approach: Selected Public Companies Analysis
     Burnham compared Five Star to selected public companies comparable to Five Star. Burnham considered the following market valuation parameters (or “multiples”): Enterprise Value to EBITDA, Enterprise Value to Revenue, Price to Net Income and Price to Book Value. Burnham generated a list of publicly traded companies that were potentially comparable to Five Star’s distribution operations of Abatix Corp., QEP Co. Inc., Interline Brands Inc. and Huttig Building Products Inc.

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

     Burnham derived the following information for these companies from the latest twelve month financials and public market information, as available.

	Enterprise				Net	Book
($ in millions)	Value	EBITDA	Revenues	Price	Income	Value

Abatix Corp.	$14.4	$2.5	$68.9	$8.6	$1.0	$12.4
QEP Co. Inc.	49.6	11.1	217.5	19.0	2.2	21.2
Interline Brands Inc.	859.0	127.2	1,232.8	515.6	50.2	368.3
Huttig Building Products Inc.	88.7	-4.3	819.2	40.7	-14.6	81.5
Implied by the Proposed Transaction
Five Star	37.0	3.7	125.3	6.7	1.0	6.7
     Burnham calculated the following relevant valuation multiples from the financial and market information above.
Valuation Multiples

Price /
		EV /	Price / Net	Book
	EV / EBITDA	Revenue	Income	Value

Abatix Corp.	5.7x	0.2x	8.7x	0.7x
QEP Co. Inc.	4.5x	0.2x	8.6x	0.9x
Interline Brands Inc.	6.8x	0.7x	10.3x	1.4x
Huttig Building Products Inc.	NM	0.1x	NM	0.5x
Implied by the Proposed Transaction
Five Star	10.0x	0.3x	7.1x	1.0x
     Applying the above multiples to the relevant Five Star financials for the latest available twelve months, Burnham derived a range of estimated values per share of Five Star. A negative estimated value per share indicates that the enterprise value implied by the valuation multiple and the relevant Five Star financials would be insufficient to meet the Company’s debt obligations.

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

Estimated value per share of Five Star

	EV /	EV /	Price / Net	Price / Book
	EBITDA	Revenue	Income	Value

Abatix Corp.	-$0.55	-$0.24	$0.49	$0.28
QEP Co. Inc.	-0.82	-0.10	0.49	0.36
Interline Brands Inc.	-0.32	3.39	0.58	0.56
Huttig Building Products Inc.	NM	-0.99	NM	0.20
Implied by the Proposed Transaction
Five Star	0.40	0.40	0.40	0.40
     Using the selected public companies analysis and information described, Burnham calculated an estimated enterprise valuation range of $13.6 million to $87.3 million for Five Star. The broad enterprise valuation range occurs because several of the comparable companies operate on a significantly larger scale than Five Star. Companies with a revenue and EBITDA size most comparable to Five Star trade at the lower end of the multiple ranges. In addition, the top end of the valuation range is attributable to the Enterprise Value / Revenue multiple which was skewed by one selected public company. Although Burnham did not exclude any multiples, the Enterprise Value / Revenue multiple does not take into account profitability relative to Five Star, which is more indicative of value than revenue. If this multiple were to be excluded, the estimated enterprise valuation range would be $16.5 million to $40.1 million. The enterprise value implied by the Proposed Transaction is $37.0 million.
     Market Approach: Transaction Premium Analysis
     Burnham reviewed transactions completed over the last 36 months where the tendering acquirer already owned a majority interest in the acquired public company.
     For these four transactions considered by Burnham, in all instances the percentage of the companies acquired were significantly higher than in the Proposed Transaction.

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

     Burnham derived the following information from the latest twelve month financials and public market information, as available, for these companies and transactions.

($ in millions, except per share prices and ratios)			Prior Stock Price		Tender Premium
Closing		Tender
Date	Target	Price	1 Day	1 Month	1 Day	1 Month

3/19/2007	Crowley Maritime Corp.	$2,990.40	$1,970.00	$1,970.00	51.8%	51.8%
3/17/2006	William Lyon Homes	109.21	75.70	85.75	44.3%	27.4%
2/21/2006	Lafarge North America Inc.	85.50	82.35	58.33	3.8%	46.6%
12/13/2005	Virbac Corporation	5.75	3.67	3.85	56.7%	49.4%
Announced	Five Star	0.40	0.30	0.28	33.3%	42.9%
     Burnham applied these tender premiums to the relevant Five Star prior stock prices to derive a range of estimated values per share of Five Star.
Estimated Value Per Share of Five Star

Closing Date	Target	1 Day	1 Month

3/19/2007	Crowley Maritime Corp.	$0.46	$0.43
3/17/2006	William Lyon Homes	0.43	0.36
2/21/2006	Lafarge North America Inc.	0.31	0.41
12/13/2005	Virbac Corporation	0.47	0.42
Announced	Five Star	0.40	0.40
     Using the transaction premium analysis described, Burnham calculated an estimated enterprise valuation range of $35.5 million to $38.2 million. The enterprise value implied by the Proposed Transaction is $37.0 million. ”
18.	Refer to the Selected Public Companies Analysis. Please explain the meaning and significance of your reference to “relative profitability” in your explanation of the exclusion of the Enterprise Value/Revenue multiple.
     Response: Please see the revised version of the section entitled “Market Approach: Selected Public Companies Analysis” in the Offer to Purchase disclosed in the response to comment 17 above.
19.	Refer to the Trading History analysis. Please explain why Burnham selected a five year period for its analysis.

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

     Response: In response to the above comment of the Staff, the Offerors have revised the section entitled “Market Approach: Trading History” in the Offer to Purchase to state the following:
     “Market Approach: Trading History
     Burnham considered Five Star’s stock trading history for the last five years. Although shorter analyses of trading periods are sometimes utilized, Burnham selected a five-year period for its analysis because the shares of the Company trade infrequently and at a low average daily volume. Within that five-year period, excluding trading dates where National Patent filings indicated that they had made significant open market purchases of Five Star common stock, over 68% of Five Star’s share trading volume for the last five years has been on days where the closing price was at or below the Offer Price.
     Between June 25, 2003 and June 24, 2008, Five Star’s common stock traded at between $0.09 and $0.91 per share, with the high achieved on November 5, 2007. Over this five year period, the average daily value of shares traded was less than $5,000, with no shares trading on 460 of the 1,258 potential trading dates (excluding dates where National Patent announced significant open market purchases).
     Based on a range defined by the upper and lower quartiles (a range encompassing 50% of all trading volume in Five Star’s shares over the past five years), Burnham calculated an estimated enterprise valuation range of $34.1 million to $37.9 million. The enterprise value implied by the proposed transaction is $37.0 million.”
20.	Refer to the Discounted Cash Flow Analysis. Please disclose the discount rates used and rates or multiples used in calculating the terminal value. In each case, explain the basis for selecting the rates and disclose the industry averages.
     Response: In response to the above comment of the Staff, the Offerors have revised the section entitled “Income Approach: Discounted Cash Flow Analysis” in the Offer to Purchase to state the following:
     “Income Approach: Discounted Cash Flow Analysis
     The Discounted Cash Flow Analysis (“DCF”) utilizes the company’s internal forecasts and projections regarding its future operations and the cash flows expected to be derived therefrom in order to determine its value. Five Star’s management prepared projections and provided them to Burnham for fiscal years 2008 to 2012. These projections were prepared

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

by an employee of both Five Star and NPDC and because of this potential conflict Burnham has given them less weight when considering the estimated enterprise valuation range implied by this methodology when considering the fairness of the proposed transaction. Burnham accepted Five Star’s projections without independent verification.
     Burnham then applied discount rates of 12%, 14% and 16% to the Company’s internal forecasts and projections regarding its future operations and cash flows. The 14% rate was calculated by blending Five Star’s cost of equity and after tax cost of debt at a sustainable long-term debt-to-equity ratio that was judgmentally selected by Burnham. Burnham calculated Five Star’s cost of equity by adding the 20 year treasury constant maturity rate published by the Board of Governors of the Federal Reserve System in their H.15 statistical release, the long-horizon expected equity risk premium (historical), the industry premium and the size premium published in 2008 Ibbotson Stocks, Bonds, Bills, and Inflation Valuation Yearbook. Burnham calculated the after tax cost of debt by adjusting the interest rate paid by the Company on its $2.8 million unsecured promissory note by the marginal tax rate. The discount rates of 12% and 16% were judgmentally selected by Burnham after considering, among other factors, the calculated 14% discount rate. Burnham is not in possession of, nor is it aware of, a credible source of, average discount rates for this industry.
     Burnham then calculated a terminal value using the Growth model, which capitalizes terminal cash flows, and applied an appropriate discount rate. Based on this methodology, Burnham calculated an estimated enterprise valuation range of $14.9 million to $21.5 million. The estimated value per share of Five Star using the 12%, 14%, and 16% discount rates were ($0.52), ($0.76), and ($0.92), respectively. A negative estimated value per share indicates that the enterprise value implied by the discounted cash flow analysis would be insufficient to meet the Company’s debt obligations. The enterprise value implied by the proposed transaction is $37.0 million.”
Recommendation of Five Star’s Special Committee and Board of Directors, page 16
21.	Please revise this section to disclose the fairness determination (both substantive and procedural) made by each of the special committee and the board of directors of Five Star. Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated security holders (i.e.,

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

how each factor was analyzed) is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12. 1988).
     Response: In response to the above comment of the Staff, the section entitled “Recommendation of Five Star’s Special Committee and Board of Directors” in the Offer to Purchase has been revised to state the following:
     “Five Star’s Special Committee, after careful consideration and consultation with the Special Committee’s financial and legal advisers, and based on the Special Committee’s consideration of the past and anticipated future business and financial results of Five Star, the advantage to Five Star operating as a wholly-owned, rather than a majority-owned, subsidiary of National Patent, and the Burnham fairness opinion, has determined that it is fair and in the best interests of the Company’s unaffiliated stockholders to enter into the Tender Offer Agreement and to consummate the Offer and the Merger.
     In particular, the Special Committee noted that Five Star needed to implement a facilities relocation plan in the near future. The Special Committee believed that Five Star’s historical results and existing debt load, the recent downturn in Five Star’s business, and the tight credit environment would all make it difficult for Five Star to access the funds necessary to implement the plan if it continued as a majority-owned subsidiary of National Patent. The Special Committee believed that operating as a wholly-owned subsidiary of National Patent would give Five Star easier access to National Patent’s resources, would result in the conversion of the JL Extended Note, and would eliminate Five Star’s expense of operating as a separate public company, all of which would aid in implementing the plan.
     In its determination of procedural fairness, the Special Committee noted the following factors: (i) the appointment by the Five Star Board of Directors of the Special Committee with an independent financial advisor and legal counsel, (ii) the Burnham opinion and report, (iii) the same consideration being paid in the Offer and Merger, (iv) the fiduciary out provision in the Tender Offer Agreement, (v) the availability of appraisal rights to Five Star stockholders voting against the Merger, and (vi) the obligation of National Patent to consummate the Merger is not conditioned on appraisal rights not being exercised with respect to more than a specified number of Shares. As noted above, the Special Committee did not believe that adding a “majority of the minority” approval provision in the Tender Offer Agreement would be in the best interests of the Five Star unaffiliated stockholders.

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

     In addition, each of the Special Committee and the Five Star Board of Directors has based its fairness determination on the analysis of factors undertaken by Burnham, and expressly adopts Burnham’s analysis and discussion as its own.
     Five Star’s Board of Directors, after careful consideration and consultations with the Company’s financial and legal advisors, has unanimously (i) approved and declared advisable, the Tender Offer Agreement and the transactions contemplated thereby, including the Offer and the Merger and (ii) determined that the terms of the Tender Offer Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Five Star and the stockholders of Five Star. Accordingly, the Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer and, if necessary, approve the Tender Offer Agreement.”
22.	With reference to the comments (and revisions sought) in this section and the previous section specifically, and to all comments generally, please consider the need to redisseminate your offer and recommendation documents to Five Star security holders. If you determine not to redisseminate, please provide us your detailed legal analysis supporting such determination.
     Response: We will be redisseminating the offer and recommendation documents to Five Star stockholders in light of the revisions made in response to the comments provided.
23.	It is unclear whether any of the special committee, board of directors, or bidders based their fairness determination on the analysis and discussion of another person, including the financial advisor. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). If this is not the case, please include the disclosure required of each filing person by Item 1014 of Regulation M-A, Please revise accordingly.
     Response: As indicated in the response to comment 21 above, in making their fairness determinations, the Special Committee and the Five Star Board of Directors consulted with their financial and legal advisors and considered the fairness opinion and report issued by Burnham and the Special Committee and the Five Star Board of Directors expressly adopted such report. Please see the revised section entitled “Recommendation of Five Star’s Special Committee and Board of Directors” in the Offer to Purchase disclosed in the response to comment 21 above. The Offerors did not consider the fairness opinion and report issued by

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

Burnham, and made their own valuations and determination without the assistance of financial advisors.
24.	Please also address how any filing person relying on the Burnham opinion was able to reach the fairness determination as to unaffiliated security holders given that the Burnham fairness opinion addressed fairness with respect to security holders other than National Patent and its subsidiaries, rather than all security holders unaffiliated with the company.
     Response: As set forth in Schedule B to the Offer to Purchase, two persons, other than National Patent and its subsidiaries, who may be deemed to be affiliates of Five Star are stockholders of Five Star. These two affiliated stockholders beneficially own in the aggregate 333,625 shares (other than shares beneficially owned pursuant to equity awards which are to be cancelled pursuant to the Letter Agreements). Those persons relying on the Burnham opinion are able to reach the fairness determination as to unaffiliated security holders based on their conclusion that in light of the small number of such affiliated stockholders, the relatively small number of shares owned by such affiliated stockholders and the absence of any difference in the interests of such affiliated stockholders from those of unaffiliated stockholders, the difference between “the stockholders of Five Star (other than National Patent and its subsidiaries in their capacities as stockholders)” and “unaffiliated stockholders” is immaterial.
25.	Please revise your disclosure to address in more detail the special committee’s consideration of the company’s “past and anticipated future business and financial results..., the advantage .... of operating as a wholly-owned ... subsidiary,” Disclose those results and advantages.
     Response: Please see the revised section entitled “Recommendation of Five Star’s Special Committee and Board of Directors” in the Offer to Purchase disclosed in the response to comment 21 above which addresses the Special Committee’s consideration of the business and financial results and the operation as a wholly owned subsidiary on its fairness determination.
Reasons for the Recommendation, page 16
26.	Please illustrate how the negotiated terms of the tender agreement are “reasonable and consistent with terms in similar transactions.” Also, explain what about the “assets, obligations, operations and earnings” of Five Star and Five Star’s “prospects” support the fairness determination.

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

     Response: In response to the above comment of the Staff, the Offerors have made revisions to the section entitled “Reasons for the Recommendation” as follows:
     The second bullet in the first paragraph has been revised to state:
     “×      The negotiated terms of the Tender Offer Agreement are reasonable and consistent with terms in similar transactions, including provisions relating to the timing of the Merger, the fact that the negotiated terms of the Tender Offer Agreement include provisions permitting the Five Star Board of Directors to consider superior proposals to the transactions and the fact that the negotiated terms of the Tender Offer Agreement provide for the same consideration for Shares whether tendered pursuant to the Offer or cashed out pursuant to the Merger.”
     The tenth and eleventh bullets have been combined and revised to state:
     “×      The assets, obligations, operations and earnings of Five Star and its subsidiaries taken as a whole and the prospects of Five Star based on its current and historical performance, management’s projections and uncertainties regarding the industry in which Five Star operates, each as they pertain to the implementation of Five Star’s facilities relocation plan and operational inefficiencies in operating as a separate public company.”
27.	Please disclose the procedural fairness determination instead of simply referring to it on the last bullet point on page 17. See Item 1014(c)-(e) of Regulation M-A.
     Response: In response to the above comment of the Staff, the following paragraph has been added to the end of the section entitled “Reasons for the Recommendation”:
     “In determining the procedural fairness of the proposed transaction, Five Star’s Board of Directors considered the following factors: (i) the use of the Special Committee comprised solely of Five Star’s independent director, (ii) the retention by the Special Committee of Burnham to provide independent financial advice and deliver a fairness opinion to the Special Committee, (iii) the fact that the negotiated terms of the Tender Offer Agreement include provisions permitting the Five Star Board of Directors to consider superior proposals to the transactions and (iv) the fact that the negotiated terms of the Tender Offer Agreement provide for the same consideration for Shares whether tendered pursuant to the Offer or cashed out pursuant to the Merger. In light of these factors, Five Star’s Board of Directors determined that the Offer and Merger were fair from a procedural perspective.”

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

National Patent’s and NPDV Acquisition Corp.’s Position Regarding the Fairness of the Merger, page 17
28.	Please note that each filing person must make a substantive and procedural fairness determination. Disclose the procedural fairness determination instead of simply referring to it on the last bullet point on page 17. See Item 1014(c)-(e) of Regulation M-A. In your revised disclosure, please explain how a determination of procedural fairness was made at the same time that the approval of a majority of unaffiliated security holders was not required.
     Response: In response to the above comment of the Staff, the following paragraph has been added as the sixth paragraph in the section entitled “National Patent’s and NPDV Acquisition Corp.’s Position Regarding the Fairness of the Offer”:
     “With respect to the procedural fairness of the proposed transaction, National Patent and NPDV Acquisition Corp. considered the following factors: (i) the approval of the Special Committee, (ii) the fact that the Special Committee and Five Star Board of Directors received an opinion from Burnham regarding the fairness of the Offer and Merger from a financial point of view, (iii) the fact that the negotiated terms of the Tender Offer Agreement include provisions permitting the Five Star Board of Directors to consider superior proposals to the transactions and (iv) the fact that the negotiated terms of the Tender Offer Agreement provide for the same consideration for Shares whether tendered pursuant to the Offer or cashed out pursuant to the Merger. In light of these factors, National Patent and NPDV Acquisition Corp. determined that the Offer and Merger were fair from a procedural perspective. National Patent and NPDV Acquisition Corp. recognize that the Offer was not structured to require the approval of a majority of unaffiliated stockholders. Due to a substantial likelihood that a number of Five Star stockholders will not tender their Shares in response to the Offer given the relatively insignificant size and nature of the holdings of many of these stockholders, resulting in the potential for a significant number of untendered Shares, National Patent and NPDV Acquisition Corp. believe that requiring the approval of a majority of unaffiliated stockholders would unduly inhibit the consummation of the Offer and Merger as proposed.”
The Tender Offer
Acceptance for Payment, page 29
29.	Please revise the language in this section that states that you will pay for tendered securities “as promptly as practicable after the Expiration Time” to state that you

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

will make such payment “promptly” as required by Rule 14e-l(c). Make a similar revision in the penultimate paragraph of this section with respect to the return of unpurchased securities.
     Response: As requested, the section of the Offer to Purchase entitled “Acceptance for Payment” has been revised to delete the phrase “as promptly as practicable” in the first paragraph thereof and replace it with “promptly” and to delete the phrase “as soon as practicable” in the penultimate paragraph and replace it with “promptly”.
30.	We note NPDV’s reservation of the right to transfer or assign the right to purchase shares tendered to one or more of its affiliates. Please confirm your understanding that any persons or entities to whom NPDV transfers or assigns such right must be included as a bidder in the offer and a filing person in the Schedule 13E-3. Each such person or entity added as a bidder or filing person must independently satisfy the disclosure, dissemination and timing requirements of the tender offer rules, including the extension of the offer for ten business days from the disclosure of such assignment or transfer, unless the offer is not scheduled to expire for at least ten business days, and of Rule 13E-3.
     Response: The Offerors hereby confirm their understanding that any persons or entities to whom NPDV transfers or assigns its right to purchase shares tendered must be included as a bidder in the Offer and a filing person in the Schedule 13E-3. The Offerors further confirm their understanding that each such person or entity added as a bidder or filing person, if any, must independently satisfy the disclosure, dissemination and timing requirements of the tender offer rules, including the extension of the Offer for ten business days from the disclosure of such assignment or transfer, unless the Offer is not scheduled to expire for at least ten business days, and of Rule 13E-3.
Rights of Withdrawal, page 34
31.	Please revise the offer document to provide the withdrawal rights set forth in Section 14(d)(5) of the Securities Exchange Act of 1934. Also, explain the reference to December 26, 2008 as a threshold date for renewed availability of withdrawal rights.
     Response: The first paragraph of the section of the Offer to Purchase entitled “Rights of Withdrawal” has been revised as follows to comply with the withdrawal rights set forth in Section 14(d)(5) of the Exchange Act by replacing the reference to December 26, 2008

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

with a reference to September 21, 2008, the sixtieth day following the commencement of the tender offer:
     “Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the termination of the offering period and, unless accepted for payment by NPDV Acquisition Corp. pursuant to the Offer, may also be withdrawn at any time after September 21, 2008. There will be no withdrawal rights during any subsequent offering period for Shares tendered during the subsequent offering period.”
Certain Information Concerning National Patent, page 39
32.	Please tell us why you need to qualify the disclosure in this section by reference to “the best knowledge” of the bidders. What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.
     Response: The qualifiers “the best knowledge” of the bidders contained in the section of the Offer to Purchase entitled “Certain Information Concerning National Patent and NPDV Acquisition Corp” have been removed.
Certain Conditions of the Offer, page 43
33.	Refer to the third bullet point in this section. Please clarify the reference to “paragraph (b)(l) above” as there is no such paragraph.
     Response: The reference to “paragraph (b)(l) above” has been deleted from the third bullet point in the section “Certain Conditions to the Offer”.
Certain Material U.S. Federal Income Tax Considerations, page 47
34.	We note your disclosure that this section summarizes “certain” of the material federal income tax consequences of the offer and merger. Please ensure that you discuss all such material consequences.
     Response: The heading to the section of the Offer to Purchase entitled “Certain Material U.S. Federal Income Tax Considerations” has been revised to provide “Material U.S. Federal Income Tax Considerations”.

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

35.	Delete the references to this discussion being for “general information only.” Security holders are entitled to rely upon the discussion.
     Response: As requested, the disclosure in the section of the Offer to Purchase entitled “Material U.S. Federal Income Tax Considerations” has been revised to delete the references to the discussion being for “general information only”.
Schedule C
36.	Refer to the agreements with Five Star’s executive officers relating to their outstanding options and restricted securities. Please provide us your detailed legal analysis of the compliance with the requirements of Rule 14d-10(a)(2) in light of the payments to be effected under the agreements.
     Response: In accordance with Rule 14d-10(a)(2), the Offerors are offering the same consideration for each share of Five Star common stock that is tendered into the Offer, including any shares that have been or may be tendered into the Offer by the executive officers of Five Star.
     In addition, in satisfaction of the exemption to the Rule 14d-10(a)(2) set forth under Rule 14d-10(d)(1), any and all payments to be made to any officer of Five Star in connection with the letter agreements entered into by and among National Patent, Five Star and certain officers of Five Star, as described in Schedule C to the Offer to Purchase under the heading “Agreements With Bruce Sherman, Ronald Kampner, Charles Dawson, Joseph Leven and Ira Sobotko Regarding Options; Agreement With John C. Belknap Regarding Unvested Restricted Stock” (the “Letter Agreements”), (i) are intended to be, and will be paid as, compensation for past services performed and future services to be performed (and matters incidental thereto) by each such officer of Five Star; and (ii) were not calculated based on the number of securities tendered or to be tendered into the Offer by such officer (if any). The determinations regarding the Letter Agreements were considered by each of National Patent and Five Star as personnel decisions related to compensation and did not take into account the consideration to be offered to security holders in exchange for any securities tendered into the Offer, as the Letter Agreements were not calculated based on the number of securities tendered or to be tendered into the Offer by the officers of Five Star.
     Further, in accordance with the non-exclusive safe-harbor set forth under Rule 14d-10(d)(2), the terms of each Letter Agreement were separately considered and approved by the independent directors of National Patent and Five Star, as follows: Because National Patent

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

is not a listed issuer as defined in Rule 10A-3, National Patent’s board of directors applied the independence requirements for compensation committee members enumerated in the Nasdaq marketplace rules in a consistent manner to all members of its compensation committee and affirmatively determined that each member of its compensation committee is independent in accordance with Nasdaq’s independence requirements for compensation committee members. Following the commencement of the discussions relating to the Offer and the transactions contemplated thereby, the compensation committee of the board of directors of National Patent considered the form of the Letter Agreement and the specific terms of each such Letter Agreement and approved the Letter Agreements as employee compensation arrangements to be entered into with the applicable officers of Five Star in consideration for past services performed and future services to be performed (and matters incidental thereto) by each such officer. Each member of the compensation committee of the board of directors of National Patent was aware of National Patent’s intention to commence the Offer at the time the compensation committee approved the Letter Agreements.
     In addition, although the board of directors of Five Star does not currently have a separately designated compensation committee, Five Star formed a Special Committee comprised of its independent director to consider and, if he deemed such approval to be appropriate, to approve, among other things, the Letter Agreements. Because Five Star is not a listed issuer as defined in Rule 10A-3, Five Star’s Board of Directors applied the independence requirements for compensation committee members enumerated in the Nasdaq marketplace rules and affirmatively determined that the member of the Special Committee is independent in accordance with Nasdaq’s independence requirements for compensation committee members. Following the commencement of the discussions relating to the Offer (and the transactions contemplated thereby) and the formation of the Special Committee, the Special Committee considered the form of the Letter Agreement and the specific terms of each such Letter Agreement and approved the Letter Agreements as employee compensation arrangements to be entered into with the applicable officers of Five Star in consideration for past services performed and future services to be performed (and matters incidental thereto) by each such officer. The Special Committee was aware of National Patent’s intention to commence the Offer at the time of the approval of the Letter Agreements.
     The Offerors have revised the disclosure in Schedule C to the Offer to Purchase to reflect the implementation of the above analysis.
37.	On a related note, and to the extent not already disclosed, revise your disclosure to quantify the restricted securities that are vested and to disclose the exercise price of any outstanding options held by these executive officers. Finally, disclose the

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

reasons for agreeing to pay for, among other things, securities that had no economic value as of the date of the offer.
     Response: As requested, the Offerors have revised the disclosure in Schedule C to the Offer to Purchase to disclose the exercise price of all of the options cancelled in accordance with the Letter Agreements. Upon such cancellation there will be no outstanding options to purchase shares of Five Star common stock. The Offerors have revised the disclosure in Schedule C to the Offer to Purchase to quantify the value of the vested restricted shares. With respect to the payments pursuant to the Letter Agreements, the Offerors do not believe that the securities had no economic value as of the date of the Offer because if the Offer and the Merger are not successfully completed, Five Star may be required to continue to recognize a compensation expense associated with each of these equity awards on an annual basis, provided that such awards are not forfeited prior to vesting. As discussed in the response to comment 11 above, the value of the option awards was determined using a Black Scholes value of the awards, consistent with the valuation model used in Five Star’s financial statements, discounted by 50% for the vesting risk and the value of the unvested and unissued restricted stock awards was calculated based upon the present value of such unvested and unissued restricted stock, discounted by 50% for vesting risk.
* * * * *

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
August 12, 2008

     This letter was filed by EDGAR on August 12, 2008.
     In the event that you have any questions or comments, please feel free to contact me at (212) 297-5830. Thank you.

Very truly yours,
/s/ Frank E. Lawatsch, Jr.

Frank E. Lawatsch, Jr.

cc:	National Patent Development Corporation NPDV Acquisition Corporation Five Star Products, Inc.

ACKNOWLEDGEMENT
     In connection with the response by National Patent Development Corporation (“National Patent”) and NPDV Acquisition Corp. (each an “Offeror” and collectively, the “Offerors”) and Five Star Products, Inc. (together with the Offerors, each a “Filing Person” and collectively, the “Filing Persons”) to the comments set forth in the letter from the United States Securities and Exchange Commission (the “Commission”), dated July 31, 2008, addressed to Frank E. Lawatsch, Jr., Esq of Day Pitney llp, which serves as counsel of each of the Offerors, regarding the Schedule 13E-3 filed by Five Star Products, Inc. with the Commission on July 24, 2008, Schedule TO and Schedule 13E-3 filed by National Patent with the Commission on July 24, 2008 and the Schedule 14D-9 filed by Five Star Products, Inc. with the Commission on July 24, 2008, each Filing Person hereby acknowledges as follows:
•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of August 12, 2008.

NATIONAL PATENT DEVELOPMENT CORPORATION NPDV ACQUISITION CORP.
By:	/s/ Ira J. Sobotko
	Name:	Ira J. Sobotko
	Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

FIVE STAR PRODUCTS, INC.
By:	/s/ Ira J. Sobotko
	Name:	Ira J. Sobotko
	Title:	Senior Vice President, Finance, Secretary and Treasurer

Appendix A
[***]

Appendix B
See attached projections.
[***]